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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13D


                  Under the Securities Exchange Act of 1934
                              (Amendment No. 4)


                            WYMAN-GORDON COMPANY
                   ---------------------------------------
                              (Name of Issuer)


                   Common Stock, par value $1.00 per share
                   ---------------------------------------
                       (Title of Class and Securities)


                                 983085 10 1
                    -------------------------------------
                    (CUSIP Number of Class of Securities)


                             Diane K. Schumacher
                   Senior Vice President, General Counsel
                                 & Secretary
                           Cooper Industries, Inc.
                                P.O. Box 4446
                            Houston, Texas  77210
                               (713) 209-8400
          --------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                               August 27, 1997
                        -----------------------------
                        (Date of Event which Requires
                          Filing of this Statement)



        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or(4), check the following box: [ ]


        Check the following box if a fee is being paid with this statement: [ ]

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
                                 SCHEDULE 13D

CUSIP NO. 983085 10 8


- --------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Cooper Industries, Inc.
      31-4156620
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                        (a) [X]
                                                                        (b) [ ]

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      00
- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]


- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Ohio
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     14,000,000*
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY
                               -------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     14,000,000*
           PERSON              -------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH


- --------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      14,000,000*
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES                                                                [ ]


- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11


      38.7%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON


      CO
- --------------------------------------------------------------------------------



*See Discussion under Item 5 of the Schedule 13D

                                 SCHEDULE 13D

CUSIP NO. 983085 10 8


- --------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Coopind Inc. (formerly CS Holdings Inc.)
      78-0450820
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                        (a) [X]
                                                                        (b) [ ]

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      00
- --------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]


- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Delaware
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     14,000,000*
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY
                               -------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     14,000,000*
           PERSON              -------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH


- --------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      14,000,000*
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES                                                                [ ]


- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11


      38.7%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON


      CO
- --------------------------------------------------------------------------------



*See Discussion under Item 5 of the Schedule 13D

                                 SCHEDULE 13D

CUSIP NO. 983085 10 8


- --------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      CS Holdings International Inc.
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                        (a) [X]
                                                                        (b) [ ]

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      00
- --------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]


- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Cayman Islands
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     14,000,000*
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY
                               -------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     14,000,000*
           PERSON              -------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH


- --------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      14,000,000*
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES                                                                [ ]


- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11


      38.7%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON


      CO
- --------------------------------------------------------------------------------



*See Discussion under Item 5 of the Schedule 13D

         Cooper Industries, Inc. ("Cooper"), Coopind Inc. ("Coopind") and CS Holdings International Inc. ("CS International") hereby amend their Schedule 13D, dated June 1, 1994, as amended by Amendment No. 1 thereto, dated February 3, 1995, Amendment No. 2 thereto, dated October 17, 1995, and Amendment No. 3 thereto, dated November 24, 1995(as amended, the "Schedule 13D"), which relates to the common stock, par value $1.00 per share (the "Shares"), of Wyman-Gordon Company, a Massachusetts corporation (the "Company"), as set forth below.


Item 2.  Identity and Background

         Item 2 of the Schedule 13D is hereby amended as follows:

         The principal address of Cooper has changed to 600 Travis, Suite 5800, Houston, Texas 77002.

         Schedule A is hereby amended to reflect certain management changes at Cooper.

Item 3.  Source and Amount of Funds or Other Consideration

         Item 3 of the Schedule 13D is hereby amended by adding the following:

         On August 25, 1997, CS International sold 750,000 Shares to Cooper for $27 7/8 per Share (the closing sales price of the Shares on the New York Stock Exchange Composite Tape on such date) or an aggregate purchase price of $20,906,250. Cooper paid the purchase price by delivering to CS International a 6.05% discounted promissory note maturing November 24, 1997.

         On August 27, 1997, CS International sold an additional 1,405,000 Shares to Cooper for $28 1/8 per Share (the closing sales price of the Shares on the New York Stock Exchange Composite Tape on such date) or an aggregate purchase price of $39,515,625. Cooper paid the purchase price by delivering to CS International a 6.05% discounted promissory note maturing November 25, 1997.

Item 4.  Purpose of Transaction

         Item 4 of the Schedule 13D is hereby amended by adding the following:

         On August 14, 1997, the Company filed Post-Effective Amendment No. 1 (the "Post-Effective Amendment")to its Registration Statement No. 33-63459 (the "Wyman-Gordon S-3") relating to 16,500,000 Shares that may be delivered by Cooper, at its option, pursuant to the terms of the DECS(SM). The Post-Effective Amendment amended, among other things, the Plan of Distribution set forth in the Prospectus to the Wyman-Gordon S-3 (i) to permit Cooper to deliver up to 16,500,000 of the Shares to holders of the DECS(SM) accepted by

Cooper for cancellation prior to maturity, and (ii) to provide that in the event Cooper accepts any DECS(SM) for cancellation prior to maturity and in connection therewith delivers to the holders of such DECS(SM) less than one Share for each DECS(SM) cancelled, Cooper may sell the excess Shares pursuant to the Prospectus and the terms of the Investment Agreement. The Post-Effective Amendment was declared effective on August 22, 1997.

         On August 26, 1997, Cooper entered into an agreement with Forum Capital Markets L.P. to accept 2,500,000 DECS(SM) for early cancellation in exchange for 0.862 Share for each DECS(SM) (or an aggregate of 2,155,000 Shares) and $1,375,000 in cash. The transaction closed on August 27, 1997 and the 2,500,000 DECS(SM) were delivered to Texas Commerce Bank National Association, trustee with respect to the DECS(SM), for cancellation.

         On August 27, 1997, following the closing of the foregoing transaction, CS International donated the 345,000 excess Shares to the Cooper Industries Foundation, a non-profit charitable foundation.


Item 5.  Interest in Securities of the Issuer.

         Paragraph (a) of Item 5 of the Schedule 13D is hereby amended to read as follows:

         (a) As a result of the transactions described in Item 4, as of the date hereof Cooper, Coopind and CS International beneficially own an aggregate of 14,000,000 Shares, which represents approximately 38.7% of the outstanding Shares. The Shares are owned directly by CS International and indirectly by Coopind and Cooper.

         Paragraph (c) of Item 5 of Schedule 13D is hereby amended to add the following:

         (c) On August 25, 1997, CS International sold 750,000 Shares to Cooper for $27 7/8 per Share in a private transaction. On August 27, 1997, CS International sold 1,405,000 Shares to Cooper for $28 1/8 per Share in a private transaction. On August 27, 1997, Cooper accepted from Forum Capital Markets L.P. 2,500,000 DECS(SM) for early cancellation in exchange for 2,155,000 Shares and $1,375,000 in cash. On August 27, 1997, CS International donated 345,000 Shares to the Cooper Industries Foundation, a non-profit charitable foundation.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Item 6 is hereby amended to add the following:

         The information contained in Exhibits 99.91 through 99.97 is hereby incorporated by reference in its entirety.

Item 7.  Material to be Filed as Exhibits.

         Item 7 of the Schedule 13D is hereby amended by adding the following:

         Exhibit 99.91    Copy of Letter of Cooper Industries, Inc. to CS Holdings International Inc. dated August 6,
                          1997 offering to purchase 2,155,000 shares of the common stock of Wyman-Gordon Company.

         Exhibit 99.92    Copy of Letter Agreement between CS Holdings International Inc. and Cooper Industries, Inc.
                          dated August 25, 1997 confirming agreement to sell 750,000 shares of the common stock of Wyman-
                          Gordon Company to Cooper Industries, Inc.

         Exhibit 99.93    Copy of Promissory Note issued by Cooper Industries, Inc. to CS Holdings International Inc. in
                          connection with the purchase of 750,000 shares of the common stock of Wyman-Gordon Company.

         Exhibit 99.94    Copy of Letter Agreement between Cooper Industries, Inc. and CS Holdings International Inc.
                          dated August 26, 1997 confirming agreement to sell 1,405,000 shares of the common stock of
                          Wyman-Gordon Company to Cooper Industries, Inc.

         Exhibit 99.95    Copy of Promissory Note issued by Cooper Industries, Inc. to CS Holdings International Inc. in
                          connection with the purchase of 1,405,000 shares of the common stock of Wyman-Gordon Company.

         Exhibit 99.96    Copy of Deed donating 345,000 shares of Wyman-Gordon Company common stock from CS Holdings
                          International Inc. to the Cooper Industries Foundation.

         Exhibit 99.97    Copy of Letter Agreement between Cooper Industries, Inc. and Forum Capital Markets L.P.
                          agreeing to the early cancellation of 2,500,000 DECS(SM) in exchange for Wyman-Gordon Company common stock and cash.

                                   Signatures


         After reasonable inquiry and to the best of the undersigneds' knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 4 to the Schedule 13D is true, complete and correct.

Date:    September 9, 1997                        COOPER INDUSTRIES, INC.

                                                  /s/ Alan J. Hill
                                                  ------------------------------
                                                  Alan J. Hill
                                                  Title:  Vice President and
                                                            Treasurer

Date:    September 9, 1997                        COOPIND INC.

                                                  /s/ Karen E. Herbert
                                                  ------------------------------
                                                  Karen E. Herbert
                                                  Title:  Assistant Secretary


Date:    September 9, 1997                        CS HOLDINGS INTERNATIONAL INC.

                                                  /s/ Alan J. Hill
                                                  ------------------------------
                                                  Alan J. Hill
                                                  Title: Treasurer

                           Amendment to Schedule A

              Directors and Executive Officers of Group Members

The list of directors and executive officers of Cooper Industries, Inc. attached to the Schedule 13D is amended to reflect the following changes:

                  Name, Business Address
                     and Citizenship                        Present Principal Occupation
                  ----------------------                    ----------------------------
 ADDITIONS
 ---------

 Alan J. P. Belda*1                                         President and Chief Operating Officer
 425 6th Avenue                                             Aluminum Company of America
 Pittsburgh, Pennsylvania 15219

 Robert M. Devlin*                                          Chairman, President and Chief Executive Officer
 2929 Allen Parkway                                         American General Corporation
 Houston, Texas 77019

 James R. Wilson                                            Chairman, President and Chief Executive Officer
 2475 Washington Blvd.                                      Thiokol Corporation
 Ogden, Utah 84401-2398

 Gordon A. Ulsh                                             Executive Vice President, Operations

 Phyllis J. Piano                                           Vice President, Public Affairs

 David R. Sheil                                             Vice President, Personnel

 Terrance M. Smith                                          Vice President, Information Services

 CHANGES IN PRINCIPAL OCCUPATION
 -------------------------------

 Harold S. Hook*                                            Retired Chairman
 2727 Allen Parkway                                         American General Corporation
 Suite W16-01
 Houston, Texas 77019-2115

 John D. Ong*                                               Chairman Emeritus
 4000 Embassy Parkway                                       The B.F. Goodrich Company
 Suite 330
 Akron, Ohio 44333-8357

 Warren L. Batts*                                           Chairman
 1717 Deerfield Road                                        Premark International, Inc.
 Deerfield, Illinois 60015

 Constantine S. Nicandros*                                  Chairman
 1000 Memorial Drive                                        CSN and Company
 Suite 750
 Houston, Texas 77024

 David A. White, Jr.                                        Senior Vice President, Strategic Planning

The following persons are deleted as directors of Cooper: Robert Cizik and A. Thomas Young. In addition, the following persons are deleted as executive officers of Cooper: Robert Cizik, Larry W. McCurdy, William D. Brewer and Walter F. Dupont.


1 Alan J. P. Belda is a citizen of Brasil.

                                 EXHIBIT INDEX




Exhibit 99.91        Copy of Letter of Cooper Industries, Inc. to CS Holdings International Inc. dated August
                     6, 1997 offering to purchase 2,155,000 shares of the common stock of Wyman-Gordon Company.

Exhibit 99.92        Copy of Letter Agreement between CS Holdings International Inc. and Cooper Industries,
                     Inc. dated August 25, 1997 confirming agreement to sell 750,000 shares of the common stock of Wyman-Gordon Company to Cooper Industries, Inc.

Exhibit 99.93        Copy of Promissory Note issued by Cooper Industries, Inc. to CS Holdings International
                     Inc. in connection with the purchase of 750,000 shares of the common stock of Wyman-Gordon
                     Company.

Exhibit 99.94        Copy of Letter Agreement between Cooper Industries, Inc. and CS Holdings International
                     Inc. dated August 26, 1997 confirming agreement to sell 1,405,000 shares of the common stock of Wyman-Gordon Company to Cooper Industries, Inc.

Exhibit 99.95        Copy of Promissory Note issued by Cooper Industries, Inc. to CS Holdings International
                     Inc. in connection with the purchase of 1,405,000 shares of the common stock of Wyman-
                     Gordon Company.

Exhibit 99.96        Copy of Deed donating 345,000 shares of Wyman-Gordon Company common stock from CS Holdings
                     International Inc. to the Cooper Industries Foundation.

Exhibit 99.97        Copy of Letter Agreement between Cooper Industries, Inc. and Forum Capital Markets L.P.
                     agreeing to the early cancellation of 2,500,000 DECS(SM) in exchange for Wyman-Gordon
                     Company common stock and cash.